April 16, 2008

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re: Alternative Investment Partners Absolute Return Fund (File Nos. 333-140821; 811-21767) Alternative Investment Partners Absolute Return Fund STS (File Nos. 333-140822; 811-21831) Morgan Stanley Institutional Fund of Hedge Funds LP (File No. 811-10593) (each, a “Fund”)

Dear Mr. Greene:

Thank you for your telephonic comments regarding recent tender offer filings made by each Fund. Below, we set forth our responses to your comments. All page numbers and sections referenced below refer to the tender offer documents filed by Alternative Investment Partners Absolute Return Fund STS on January 16, 2008 (File No. 005-82801). Any changes to be made in response to your comments will be made in subsequent filings for tender offers to be conducted by each Fund, including filings made on April 16, 2008 by each Fund.

GENERAL

Comment 1.	In connection with future tender offer filings, please include a cover letter with the filing that contains the contact information of a person to be contacted with any comments.

Response 1. Each Fund will include a cover letter in connection with future filings of tender offer documents containing the contact information of a person to be contacted with any comments.

OFFER TO PURCHASE

Comment 2.	The fifth bullet point on page B-5 of the Offer to Purchase states that “The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit or the determination by Morgan Stanley Alternative Investment Partners LP (as defined below) of any relevant withholding tax amounts for the year, whichever is later.” Please (i) explain the process by which Morgan Stanley Alternative Investment Partners LP will determine any relevant withholding taxes for the year, (ii) disclose the dates by which such calculations are expected to be completed and (iii) explain how the Post Audit Payment being made after such determination, on a date subsequent to the completion of the annual audit, is compliant with the prompt payment requirements set forth in Rule 13e-4 under the Securities Exchange Act of 1934.

Response 2. The language beginning with “or the determination…” has been deleted. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit, and will not be subject to any additional delays in connection with the determination of withholding tax amounts.

Comment 3.	In the chart summarizing the effective dates of the Fund’s previous tender offers, the aggregate amounts of shares or portions of shares tendered in those offers and the aggregate amounts of tendered shares or portions of shares accepted by the Fund for purchase located on page B-7 of the Offer to Purchase, please add a column to the chart to disclose the maximum dollar value of shares that the Fund offered to purchase in each connection with each tender offer.

Response 3. The requested disclosure has been added.

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 818-3412, or me at (610) 940-4639. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione

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